UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Financial Results for the Three and Six Months Ended June 30, 2023

On September 5, 2023, Procaps Group, S.A. (the “Company”) released its unaudited interim financial statements for the three and six months ended June 30, 2023 (the “First Half Financials”). In addition, the Company released certain supplementary financial information relating to the three and six months ended June 30, 2023 (Supplemental Financial Information”).

The First Half Financials and the Supplemental Financial Information are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and are incorporated by reference herein and into the Company’s Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File No. 333-261366), filed with the Securities and Exchange Commission.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Unaudited Interim Financial Statements for the Three and Six Months Ended June 30, 2023
99.2	Supplementary Financial Information Relating to the Three and Six Months Ended June 30, 2023
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: September 5, 2023

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